UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 4

KKR FINANCIAL HOLDINGS LLC

(Name of the Issuer)

KKR FINANCIAL HOLDINGS LLC

KKR & CO. L.P.

KKR FUND HOLDINGS L.P.

KKR GROUP HOLDINGS L.P.

KKR FUND HOLDINGS GP LIMITED

KKR GROUP LIMITED

KKR MANAGEMENT LLC

(Name of Person(s) Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

48248A306

(CUSIP Number of Class of Securities)

David J. Sorkin	Nicole J. Macarchuk
KKR & Co. L.P.	KKR Financial Holdings LLC
9 West 57th Street, Suite 4200	555 California Street, 50th Floor
New York, New York 10019	San Francisco, California 94104
(212) 750-8300	(415) 315-3620

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of

the Persons Filing Statement)

With copies to:

Gary I. Horowitz Joseph H. Kaufman	Edward D. Herlihy David E. Shapiro
Simpson Thacher & Bartlett LLP	Wachtell, Lipton, Rosen & Katz
425 Lexington Avenue	51 West 52nd Street
New York, New York 10017	New York, New York 10019
(212) 455-2000	(212) 403 1000

This statement is filed in connection with (check the appropriate box):

☐	a.

The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☒	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$2,470,179,357.54	$318,159.10

(*)               Calculated solely for purposes of determining the filing fee.  The transaction value was calculated based upon the market value of KFN common shares (the securities to be acquired) in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, as follows: the product of (i) $12.06, the average of the high and low prices per KFN common share as reported on the New York Stock Exchange on February 12, 2014 and (ii) 204,824,159, the estimated maximum number of KFN common shares that may be acquired in the merger, including shares reserved for issuance (on a net exercise basis, as applicable) under outstanding KFN equity awards.

(**)         The amount of filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, by multiplying 0.0001288 by the aggregate transaction valuation.

☒      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $318,159.10

Form or Registration No.:  Registration Statement on Form S-4 (Registration No. 333-193359)

Filing Party: KKR & Co. L.P.

Date Filed: January 15, 2014

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by (a) KKR Financial Holdings LLC, a Delaware limited liability company (“KFN”), the issuer of the KFN common shares that are the subject of the Rule 13e-3 transaction; (b) KKR & Co. L.P., a Delaware limited partnership (“KKR”); (c) KKR Fund Holdings L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Fund Holdings”); (d) KKR Group Holdings L.P., an exempted limited partnership formed under the laws of the Cayman Islands; (e) KKR Fund Holdings GP Limited, an exempted company formed under the laws of the Cayman Islands; (f) KKR Group Limited, an exempted company formed under the laws of the Cayman Islands; and (g) KKR Management LLC, a Delaware limited liability company (collectively, the “Filing Persons”), in connection with the Agreement and Plan of Merger, dated December 16, 2013, by and among KKR, Fund Holdings, Copal Merger Sub LLC (“Merger Sub”) and KFN (the “Merger Agreement”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

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Item 15.         Additional Information (Regulation M-A Item 1011)

(c)           Other Material Information. Item 15(c) is hereby amended and supplemented as follows:

On April 30, 2014, at a special meeting of KFN’s common shareholders, the holders of a majority of the outstanding KFN common shares entitled to vote on the adoption of the Merger Agreement, including a majority of the outstanding KFN common shares entitled to vote on the Merger Agreement held by common shareholders other than KKR and its affiliates, affirmatively voted to adopt the Merger Agreement.

On April 30, 2014, a Certificate of Merger was filed with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into KFN, with KFN continuing as the surviving entity and an indirect subsidiary of KKR (the “Merger”). At the effective time of the Merger, each KFN common share that was outstanding immediately prior to the effective time (excluding any KFN common shares held by KKR Fund Holdings or any of its subsidiaries or KFN or any of its wholly-owned subsidiaries) was converted into the right to receive 0.51 KKR common units, together with cash in lieu of fractional units.

As a result of the Merger, KFN common shares will cease trading on the New York Stock Exchange and became eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, KFN will file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister its common shares under the Exchange Act.

Item 16.         Exhibits (Regulation M-A Item 1016)

Item 16 is hereby amended and supplemented by the addition of the following exhibits thereto:

(a)(13)    Press Release of KFN announcing meeting date for special meeting of common shareholders (incorporated by reference to KFN’s filing on March 24, 2014 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(14)    KFN letter to shareholders dated April 1, 2014 (incorporated by reference to KFN’s filing on April 1, 2014 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(15)    KFN message posted on its investor website on April 7, 2014 (incorporated by reference to KFN’s filing on April 7, 2014 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(16)    KFN letter to shareholders dated April 8, 2014 (incorporated by reference to KFN’s filing on April 8, 2014 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(17)    KFN letter to shareholders dated April 15, 2014 (incorporated by reference to KFN’s filing on April 15, 2014 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

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(a)(18)    KFN communications to shareholders dated April 22, 2014 (incorporated by reference to KFN’s filing on April 22, 2014 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(19)    KFN earnings release for Q1 2014 (incorporated by reference to Exhibit 99.1 to KFN’s Current Report on Form 8-K filed with the SEC on April 23, 2014)

(a)(20)    Excerpts from KKR’s Q1 2014 Earnings Conference Call held on April 24, 2014 (incorporated by reference to KKR’s filing on April 25, 2014 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

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SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 30, 2014

KKR FINANCIAL HOLDINGS LLC

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: General Counsel

KKR & CO. L.P.

By:	KKR Management LLC,
its general partner

By:	/s/ David J. Sorkin
Name: David J. Sorkin
Title: General Counsel & Secretary

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited,
a general partner

By:	/s/ David J. Sorkin
Name: David J. Sorkin
Title: Director

[Signature Page to Final Amendment to Schedule 13E-3]

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited,
its general partner

By:	/s/ David J. Sorkin
Name: David J. Sorkin
Title: Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ David J. Sorkin
Name: David J. Sorkin
Title: Director

KKR GROUP LIMITED

By:	/s/ David J. Sorkin
Name: David J. Sorkin
Title: Director

KKR MANAGEMENT LLC

By:	/s/ David J. Sorkin
Name: David J. Sorkin
Title: General Counsel & Secretary

[Signature Page to Final Amendment to Schedule 13E-3]